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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 -------------

                                   FORM 11-K


[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934


                   For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 -------------

                         Commission file number: 1-14315


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NCI 401(k) PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           NCI BUILDING SYSTEMS, INC.
                      10943 NORTH SAM HOUSTON PARKWAY WEST
                              HOUSTON, TEXAS 77064


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

                         NCI 401(k) PROFIT SHARING PLAN


                                Table of Contents


         Independent Auditors' Report........................................1

         Statement of Net Assets Available for Benefits......................2

         Statement of Changes in Net Assets Available for Benefits...........3

         Notes to Financial Statements.....................................4-8

         Supplemental Schedule...............................................9

                  Schedule of Assets Held for Investment Purposes...........10

                         INDEPENDENT AUDITORS' REPORT


Board of Trustees
NCI 401(k) Profit Sharing Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of NCI 401 (k) Profit Sharing Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets Held for Investment Purposes is presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the financial statements. The supplemental schedule has been subjected to the same auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                       /s/ KOLKHORST & KOLKHORST
                                       Kolkhorst & Kolkhorst



Houston, Texas
June 22, 2001

                         NCI 401(k) PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2000 and 1999


                                     ASSETS

                                                          December 31,
                                                 -------------------------------
                                                     2000              1999
                                                 ------------       ------------
INVESTMENTS - at fair value                      $ 63,620,377       $ 58,137,738


CONTRIBUTIONS RECEIVABLE
     Employer Contribution                          1,925,101          1,912,230
     Participant Contribution                         209,677            158,680
                                                 ------------       ------------
                                                    2,134,778          2,070,910

CASH AND CASH EQUIVALENTS                            (361,689)               446
                                                 ------------       ------------

TOTAL ASSETS                                       65,393,466         60,209,094

LIABILITIES
     Accounts Payable                                      --                 --
                                                 ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                $ 65,393,466       $ 60,209,094
                                                 ============       ============

    See independent auditors' report and accompanying notes to the financial statements.

                         NCI 401(k) PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 2000

ADDITIONS TO NET ASSETS
     Contributions
             Employer                                                   $  4,267,294
             Participant                                                   6,382,440
             Rollovers                                                       679,200
                                                                        ------------
                   Total contributions                                    11,328,934
                                                                        ------------

     Interest and dividend income                                            633,194
     Net unrealized appreciation (depreciation)
          of investments and net realized gain on sale of investments     (2,663,442)
                                                                        ------------
                  Total earnings                                          (2,030,248)
                                                                        ------------

         TOTAL ADDITIONS                                                   9,298,686
                                                                        ------------

DEDUCTIONS FROM NET ASSETS
     Benefits paid to terminated participants                             (3,990,167)
     Administrative/other expenses                                          (124,147)
                                                                        ------------

         TOTAL DEDUCTIONS                                                 (4,114,314)
                                                                        ------------

NET INCREASE                                                               5,184,372

NET ASSETS AVAILABLE FOR BENEFITS
          Beginning of year                                               60,209,094
                                                                        ------------

          End of year                                                   $ 65,393,466
                                                                        ============


    See independent auditors' report and accompanying notes to the financial statements

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

NOTE A - DESCRIPTION OF PLAN

The following description of the NCI 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of NCI Building Systems, Inc. and its affiliates (Company) who have completed six months of service, and have attained the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent related amendments and revisions.

Allocation Provision

Qualified participants may elect to defer a percentage of their salary at each pay period. The amount of deferral may not exceed 15% of compensation for the plan year and must equal at least 1% of compensation. Elective deferrals may not exceed the amount determined by the IRS for the plan year.

Participants may direct that their contributions be invested in any of the Plan investment options.

Contributions

The Plan provides for a matching contribution on an equal basis to all participants, with a maximum Company contribution. For the years ended December 31, 2000 and 1999, the Company made a matching contribution equal to 83 percent of each participant's contribution, up to 6 percent of the participant's eligible compensation. The employer contribution totaled $4,267,294 and $4,213,596 for the years ended December 31, 2000 and 1999, respectively. The Company contribution is made entirely in Company stock.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, if any, and (b) Plan earnings, and
(c) forfeitures of terminated participants' nonvested accounts in excess of expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service as follows:

       Years of Service                                Vested Percentage
     --------------------                            --------------------
Less than one year                                             0%
One year                                                      10%
Two years                                                     20%
Three years                                                   30%
Four years                                                    40%
Five years                                                    60%
Six years                                                     80%
Seven or more years                                          100%

Expenses

The Company has paid a premium to acquire a $10,000,000 fidelity bond and incurs expenses for administration, audit and tax return preparation for the Plan. The Plan may reimburse the Company for these expenses through the allocation of forfeitures.

Payment of Benefits

Subsequent to termination of service, a participant may request to receive payment either in a lump sum amount equal to the value of his or her vested account balance or to continue in the trust in such a manner as though the employee had not terminated his eligibility if the participant's account balance is greater than $5,000.

Disposition of Forfeitures

The Plan stipulates that forfeitures are used to reduce the Plan's normal administrative fees, and then should be treated as additional discretionary matching contributions for the plan year in which the forfeitures occur.

Investment Options

The Plan offers nine investment options in which the employees may elect to participate. Eight of the options are mutual funds, and the ninth option is the NCI Company Stock Fund. The Company's matching contribution is made in Company Stock.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Plan assets are stated at fair market value. If available, quoted market prices are used to value investments.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants' account and bear interest at prevailing market rates.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - INVESTMENTS

The Plan's investments are held by a financial services company-administered trust fund. The following table presents the fair values of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

Investments at fair value as determined by quoted market price:

                                                                    December 31,
                                                             -------------------------
                                                                 2000         1999
                                                             -----------   -----------
American Express Trust Income Fund II                        $ 7,936,050   $ 8,368,106
AXP Bond Fund                                                  1,981,500     1,859,466
Founders Balanced Fund                                         1,555,482     1,600,319
AXP Blue Chip Advantage Fund                                   7,632,640     8,615,205
Janus Worldwide Fund                                           3,966,021     2,151,778
Neuberger & Berman Partners Trust                                576,039       437,061
Baron Asset Fund                                               1,254,730       615,251
AXP Growth Fund                                                8,150,464     8,492,646
NCI Common Stock Fund                                         20,265,371    16,355,887
Money Market Fund                                                  1,679       349,515
Loan Fund                                                      4,016,371     3,337,298
Investment Contract with Aetna, #005417, matures 10/23/03      6,284,030     5,955,206
                                                             -----------   -----------
                                                             $63,620,377   $58,137,738
                                                             ===========   ===========

Investments in the NCI Common Stock Fund are both participant and nonparticipant directed.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

NOTE C - INVESTMENTS (CONTINUED)

Changes in the NCI Common Stock Fund for the year ended December 31, 2000 are as follows:

Contributions received                          $ 5,433,638
Benefits paid to participants                      (953,205)
Transfers to participant directed investments    (2,054,612)
Participant loan activity                           (51,175)
Participant forfeitures                             115,429
Net appreciation                                    709,644
                                                -----------
                                                $ 3,199,719
                                                ===========

NOTE D - PLAN TERMINATION

Although the Company has expressed no such intention, the Plan can be terminated at the Company's election. In the event of Plan termination, all Plan benefits would become 100 percent vested and payable to the participants.

NOTE E - TAX STATUS

The Plan obtained its latest determination letter on December 28, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

NOTE F - MERGED PLAN AND INVESTMENT CONTRACT WITH INSURANCE COMPANY

During the year ended December 31, 1999, the assets of a profit sharing plan for a company purchased by NCI Building Systems, Inc was merged into the Company's Plan. The net assets transferred to the Plan totaled $22,959,117.

In connection with this transaction, the Plan has obtained a benefit-response investment contract with Aetna Insurance Company. Aetna maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Aetna. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract has a fixed, guaranteed net interest rate of 5.55%.

The Plan does not allow participants to make any additional contributions to this investment contract.

                              SUPPLEMENTAL SCHEDULE

                         NCI 401(k) PROFIT SHARING PLAN
                              FINANCIAL STATEMENTS
                                December 31, 2000

Schedule of Assets Held for Investment Purposes for the Year Ended December 31, 2000

  (a)                             (b)                                       (c)                          (d)            (e)
---------   ---------------------------------------------- --------------------------------------  --------------- ---------------
                                                                Description of investment
                           Identity of issue,                  Including maturity date, rate
                           borrower, lessor,                   Of interest, collateral, par                           Current
                            or similar party                        or maturity value                    Cost          Value
---------   ---------------------------------------------- --------------------------------------  ---------------- --------------
                 American Express Trust Income Fund II                 Mutual Fund                     $ 7,586,654   $ 7,936,050
                             AXP Bond Fund                             Mutual Fund                       2,033,482     1,981,500
                         Founders Balanced Fund                        Mutual Fund                       1,825,735     1,555,482
                      AXP Blue Chip Advantage Fund                     Mutual Fund                       9,072,781     7,632,640
                          Janus Worldwide Fund                         Mutual Fund                       5,090,661     3,966,021
                   Neuberger & Berman Partners Trust                   Mutual Fund                         599,372       576,039
                            Baron Asset Fund                           Mutual Fund                       1,341,290     1,254,730
                            AXP Growth Fund                            Mutual Fund                       8,879,707     8,150,464
                               Loan Fund                      Participant Promissory notes               4,016,371     4,016,371
                         NCI Common Stock Fund               Qualified Employer Securities              18,402,940    20,265,371
                Investment Contract with Aetna, #005417   Investment Contract, matures 10/23/03          6,284,030     6,284,030
                           Money Market Fund                           Mutual Fund                           1,679         1,679
                                                                                                       -----------   -----------
                                                                                                       $65,134,702   $63,620,377
                                                                                                       ===========   ===========

                                   SIGNATURES


             The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        NCI BUILDING SYSTEMS INC.
                                        (AS ADMINISTRATOR OF THE NCI 401(k)
                                        PROFIT SHARING PLAN)



DATE:  June 27, 2001                   By: /s/ Robert J. Medlock
                                           ---------------------------------
                                           Robert J. Medlock
                                           Executive Vice President and Chief
                                             Financial Officer

                                INDEX TO EXHIBITS

  Exhibit                   Description of Exhibit
  -------                   ----------------------
    23.1                    Consent of Independent Auditors